Exhibit 99.1
For release at 6:30 am
Contact:
Robert F. Doman, President & CEO — 978.909.2216
Richard Christopher, VP Finance & CFO — 978.909.2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646.378.2947
Cory Tromblee, Media Contact, MacDougall Biomedical Communications — 781.235.3060
DUSA Pharmaceuticals Reports
First Quarter 2011 Corporate Highlights and Financial Results
Q1 Domestic Kerastick®Revenues up 35% year-over-year;
Domestic PDT Revenues up 33%
Conference call and audio webcast will be held today, May 5th, at 8:30 am EDT
WILMINGTON, Mass. — May 5, 2011 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the first quarter ended March 31, 2011.
Highlights for the first quarter include:
•	Total product revenues were $11.1 million for the quarter, representing a $2.4 million or 27% year-over-year improvement.
o	Domestic PDT revenues totaled $10.7 million for the quarter, representing a $2.6 million or 33% year-over-year improvement.
o	Domestic Kerastick® revenues totaled $10.2 million for the quarter, representing a $2.6 million or 35% year-over-year improvement.
•	Kerastick® gross margins for the quarter reached a record high at 89%.
•	The Company experienced a $1.8 million bottom line year-over-year improvement on a non-GAAP basis for the quarter. Please refer to the section entitled “Use of Non-GAAP Financial Measures” included at the end of this release.
•	The Company generated $1.4 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the first quarter of 2011.
•	The Company expanded its sales force to 45 with the addition of 5 individuals.
Management Comments:
“We are off to a great start in 2011,” stated Robert Doman, President and CEO. “Continued growth of our core domestic PDT revenues, as well as record gross margins, drove significant year-over-year improvement in our non-GAAP profitability and cash flow.”

“The results of the quarter are even more impressive given the fact that they followed our record performance of the fourth quarter of 2010,” continued Doman.
“As the year progresses, we remain focused on building upon the momentum we have created in the marketplace by further leveraging our expanding sales force in an effort to increase market penetration and acceptance of Levulan® PDT,” concluded Doman.
Other updates:
o	At present, we are continuing to evaluate the initiation of a DUSA-sponsored clinical trial designed to study the broad area application and/or short drug incubation, or BASDI, method of using the Levulan® Kerastick®. The protocol objectives would be to compare the safety and efficacy of various incubation times (1, 2 or 3 hours) of Levulan® plus BLU-U® PDT versus vehicle plus BLU-U® for the treatment of multiple actinic keratoses of the face or scalp. The timing on the initiation of this study has been delayed as we refine the protocol in consultation with outside experts. We expect to complete our evaluation and determine next steps in the coming months.
First Quarter 2011 Financial Results:
Total product revenues were $11.1 million in the first quarter of 2011, an increase of $2.4 million or 27% from $8.7 million in the first quarter of 2010. PDT revenues totaled $11.0 million, an increase of $2.7 million or 32% from $8.3 million for the comparable 2010 period. The increase in PDT revenues was attributable to a $2.7 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a 22% increase in sales volumes and an 11% increase in our average selling price. Kerastick® sales volumes increased to 75,213 units sold in the first quarter of 2011 from 61,422 units sold in the comparable 2010 period. Domestic Kerastick® sales volumes increased by 12,822 units or 22% and were supplemented by a 969 unit increase in our international sales volumes. BLU-U® revenues were flat year-over-year at $0.5 million. There were 64 units sold during the first quarter, as compared to the 77 units sold in the comparable prior year quarter. The average selling price of the unit increased by 20% year-over-year due to the absence of incentive pricing offered to customers in the first quarter of 2010 in an effort to sell off our existing BLU-U inventory in advance of the introduction of the upgraded design which became available in April 2010. Non-PDT revenues were $0.1 million for the quarter, down $0.3 million year-over-year.
DUSA’s net loss on a GAAP basis was $0.6 million or $0.02 per common share for the first quarter of 2011, compared to a net loss of $0.4 million or $0.02 per common share in the first quarter of 2010. Our financial results on a GAAP basis have been negatively impacted by the fair value accounting over the warrants issued in conjunction with a 2007 equity financing transaction. The fair value accounting of the warrants is subject to significant fluctuation based on changes in our stock price. Appreciation in DUSA’s stock price has resulted the recording of significant non-cash charges related to the change in the fair value of warrants in our Statement of Operations. The non-cash charges recorded in the first quarter of 2011 and 2010 were $2.2 million and $0.2 million, respectively.
Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three month periods ended March 31, 2011 and 2010, respectively.

DUSA’s non-GAAP net income for the first quarter of 2011 was $1.8 million or $0.07 per common share, compared to breakeven in the prior year period. The improvement in the Company’s profitability was mainly the result of the year-over-year increase in our PDT revenues, which was partially offset by an increase in our operating costs.
As of March 31, 2011, total cash, cash equivalents, and U.S. government securities were $21.1 million, compared to $19.6 million at December 31, 2010, representing an increase of $1.4 million during the quarter.

Conference Call and Audio Webcast Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call and audio webcast today:
Thursday, May 5th — 8:30 am EDT
North American callers dial:
877-645-6210
International callers dial:
970-315-0447
Participant Conference ID: 63830923
To access the call online via webcast, please click here, or visit http://bit.ly/ioG9Oa.
A telephone replay will be available shortly after the live call concludes. To access the replay, dial 800-642-1687 (North American callers) or 706-645-9291 (International callers). The telephone replay and webcast will also be accessible on the investors section of our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month periods were comprised of the following:

	3-months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$10,187,000	$7,549,000
Canada	183,000	57,000
Korea	116,000	109,000
Rest of World	7,000	87,000

Subtotal Kerastick® Product Revenues	10,493,000	7,802,000
BLU-U® Product Revenues:
United States	489,000	489,000
Canada	—	5,000

Subtotal BLU-U® Product Revenues	489,000	494,000

Total PDT Drug & Device Product Revenues	10,982,000	8,296,000

Total Non-PDT Drug Product Revenues	100,000	418,000

TOTAL PRODUCT REVENUES	$11,082,000	$8,714,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,474,249	$8,884,402
Marketable securities	8,593,100	10,762,559
Accounts receivable, net	2,708,462	3,311,467
Inventory	2,528,236	2,165,220
Prepaid and other current assets	1,123,366	1,344,062

TOTAL CURRENT ASSETS	27,427,413	26,467,710
Restricted cash	175,028	174,753
Property, plant and equipment, net	1,552,104	1,582,777
Deferred charges and other assets	132,833	68,099

TOTAL ASSETS	$29,287,378	$28,293,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,007,696	$162,742
Accrued compensation	401,242	2,243,997
Other accrued expenses	2,777,896	2,348,838
Deferred revenue	648,006	712,338

TOTAL CURRENT LIABILITIES	4,834,840	5,467,915
Deferred revenues	1,861,972	1,917,237
Warrant liability	3,392,486	1,203,553
Other liabilities	170,998	181,153

TOTAL LIABILITIES	10,260,296	8,769,858

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,413,969 and 24,239,365 shares of common stock, no par, at March 31, 2011 and December 31, 2010, respectively	151,638,956	151,703,468
Additional paid-in capital	9,596,083	9,399,434
Accumulated deficit	(142,261,500)	(141,656,600)
Accumulated other comprehensive loss	53,543	77,179

TOTAL SHAREHOLDERS’ EQUITY	19,027,082	19,523,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,287,378	$28,293,339

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Statement of Operations

	3-months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
Product revenues	$11,082,064	$8,713,880
Cost of product revenues and royalties	1,760,370	1,818,185

Gross margin	9,321,694	6,895,695
Operating costs:
Research and development	1,323,644	1,109,667
Marketing and sales	3,973,224	3,613,799
General and administrative	2,457,247	2,463,164

Total operating costs	7,754,115	7,186,630

Income/(loss) from operations	1,567,579	(290,935)

Other income:
Loss on change in fair value of warrants	(2,188,933)	(199,275)
Other Income, net	16,454	65,727

Net loss	$(604,900)	$(424,483)

Basic and diluted net loss per common share	$(0.02)	$(0.02)

Weighted average number of common shares	24,238,398	24,122,459

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	3-months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
GAAP net loss	$(604,900)	$(424,483)
Share-based compensation (a)	196,649	211,777
Consideration to former Sirius shareholders (b)	4,500	4,500
Change in fair value of warrants (c)	2,188,933	199,275

Non-GAAP adjusted net income/(loss)	$1,785,182	$(8,931)

Non-GAAP basic and diluted net income/(loss) per common share	$0.07	$(0.00)
Weighted average number of basic common shares	24,238,398	24,122,459

Weighted average number of diluted common shares	25,689,483	24,122,459

(a)	Share-based compensation expense resulting from the application of SFAS 123(R).

(b)	Milestone payment related to Sirius Laboratories acquisition.

(c)	Non-cash charge on the change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform, and other dermatology products. Levulan® Kerastick® for topical solution plus DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also sells other dermatology products, including ClindaReach®. DUSA is based in Wilmington, Mass. Please visit our website at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to management’s expectations concerning objectives for a BASDI clinical study and timing thereof, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions and potential actions by health regulatory authorities, clinical trial risks, expenses and results, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2010.
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